July 1, 2022

JPMorgan Trust II

277 Park Avenue

New York, NY 10172

Dear Sirs:

Each Fund Share Class listed in Schedule A may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”), as each Fund’s adviser, shareholder servicing agent and/or administrator, hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on each Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits each Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.
JPMorgan Distribution Services, Inc.

/s/ Brian S. Shlissel
By: Brian S. Shlissel
Managing Director

Accepted by:
JPMorgan Trust II

/s/ Joseph Parascondola
By: Joseph Parascondola
Assistant Treasurer

SCHEDULE A

JPMorgan Core Bond Fund[1]	Class C	Class R2	Class R3	Class R4	Class R5	Class R6
JPMorgan Core Plus Bond Fund[1]	Class C	Class R2	Class R3	Class R4	Class R5	Class R6
JPMorgan Government Bond Fund[1]	Class C

[1]	Waiver is in place until at least 6/30/23.

2